May 2, 2019

Tricia Plouf
Chief Financial Officer
Trupanion, Inc.
6100 5th Avenue S
Suite 200
Seattle, Washington 98108

       Re: Trupanion, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 14, 2019
           File No. 001-36537

Dear Ms. Plouf:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 55

1. Your accounts receivable at year end appear to have increased at a greater rate than your revenues. Based on your disclosed fourth quarter revenues and a 92-day quarter, it appears that your days sales outstanding have increased from 28.2 days at December 31,
      2017 to 35.1 days at December 31, 2018. Given that you disclose at the bottom of page
      44 that most of your Subscription Business segment revenue is charged directly to either credit cards, debit cards or through bank account automatic funds transfer, and therefore presumably paid immediately, please tell us why your days sales outstanding have deteriorated. In your response tell us:
        the amount of revenues in the fourth quarters of 2017 and 2018 subject to immediate automatic payment;
 Tricia Plouf
Trupanion, Inc.
May 2, 2019
Page 2

             the payment terms associated with your Subscription Business and Other Business revenue billings and whether there were any significant changes to those terms; and
             your consideration for disclosing the deterioration in your days sales outstanding and the implication on your results of operations, financial position and liquidity.
Critical Accounting Policies and Significant Estimates
Reserve for Veterinary Invoices, page 56

2. Please describe for us the actuarial methods you utilize to estimate your reserve for veterinary invoices including significant assumptions and changes therein and why you believe the methods and assumptions provide a reasonable estimate.
3. Please tell us why you removed disclosure previously provided here indicating that you did not believe that there were any reasonably likely changes in the facts or circumstances underlying key assumptions that would result in the reserve for claims being insufficient in an amount that would have a material impact on your reported results, financial position or liquidity.
Notes to Consolidated Financial Statements
Note 1: Nature of Operations and Summary of Significant Accounting Policies Revenue Recognition, page 68

4. Although you disclose that you recognize revenue pro-rata over the terms of your customer contracts, it appears from your average pet acquisition cost disclosure on page
         43 and from your deferred revenue policy note on page 67 that you recognize your sign-up fee revenue immediately at the time of new member enrollment. Please tell us how you account for your sign-up fee revenue. In your response, reference for us the authoritative literature you rely upon to support your accounting and explain why this revenue stream falls either under insurance accounting guidance or general revenue recognition guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-
3474 with any questions.



FirstName LastNameTricia Plouf                                 Sincerely,
Comapany NameTrupanion, Inc.
                                                               Division of
Corporation Finance
May 2, 2019 Page 2                                             Office of
Healthcare & Insurance
FirstName LastName